May 24, 2017

Michelle Stasny
 Special Counsel
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Natixis Commercial Mortgage Securities LLC Registration Statement on Form SF-3 Filed February 21, 2017 File No. 333-216148

Dear Ms. Stasny:
We are counsel to Natixis Commercial Mortgage Securities LLC (the “Registrant”).  We refer to our letter to you dated May 18, 2017 (the “Response Letter”), in which we responded to your letter dated April 17, 2017 (the “Comment Letter”), which transmitted comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement (File No. 333-216148) on Form SF-3 filed on February 21, 2017.  By way of follow up to our Response Letter, and further to various telephone discussions, we have prepared an updated response to item 3 of the Comment Letter, which is set forth below.
For your convenience, the Staff’s comments to item 3 of the Comment Letter are repeated in italics below, followed by the Registrant’s responses.

Y. Jeffrey Rotblat  Tel  212 504 6401   Fax  212 504 6666  jeffrey.rotblat@cwt.com

    Michelle Stasny
    May 24, 2017

Exhibits
Exhibit 4.1 – Form of Pooling and Servicing Agreement
3.
We note your revisions in response to prior comments 16 and 17 to clarify that Form ABS-EE will be filed at the same time as, and incorporated by reference into Form 10-D. We are unable to locate any provisions in your Pooling and Servicing Agreement (PSA), however, related to the preparation and filing of Form ABS-EE, although we do note that you have listed the Asset Data File (Exhibit No. 102) and Asset Related Document (Exhibit No. 103) as exhibits to Form 10-K filings in Exhibit CC to the PSA. The Asset Data File and Asset Related Documents must be filed as exhibits to Form ABS-EE and incorporated by reference into the prospectus (at the time of the offering) and the Form 10-D (for ongoing reporting). Please revise as necessary. Refer to Item 10 of Form SF-3 and General Instruction D(3)(a) and Item 1A of Form 10-D.

With its filing of Amendment No. 3, the Registrant has filed a revised form of pooling and servicing agreement together with exhibits thereto, in response to the Staff’s comment. The Registrant has reviewed the requirements of Item 10 of Form SF-3 and General Instruction D(3)(a) and Item 1A of Form 10-D and confirms that the Asset Data File and Asset Related Documents will be filed as exhibits to Form ABS-EE and incorporated by reference into the prospectus (at the time of the offering) and the Form 10-D (for ongoing reporting). The Registrant has revised Exhibits BB and CC to the pooling and servicing agreement and has reviewed the remaining exhibits and determined that they are consistent with Item 10 of Form SF-3 and General Instruction D(3)(a), Item 1A of Form 10-D and the other rules and instructions regarding Form ABS-EE, the Asset Data File and Asset Related Documents.

If you have any questions concerning the foregoing, please contact the undersigned.
Very truly yours,

/s/ Y. Jeffrey Rotblat

Y. Jeffrey Rotblat, Esq.

cc:	Jerry Tang, Natixis Commercial Mortgage Securities LLC (w/o enclosures) Margaret Lam, Esq., Natixis Commercial Mortgage Securities LLC (w/o enclosures)